Exhibit 3.1

ARTICLES OF AMENDMENT

NEWCASTLE INVESTMENT CORP.

Pursuant to Section 2-309(e) and 2-605(a)(2) of the Maryland General Corporation Law

NEWCASTLE INVESTMENT CORP., a Maryland corporation (the “Corporation”), does hereby certify as follows:

FIRST: At the close of business on the date on which these Articles of Amendment to the charter of the Corporation are filed with, and accepted for record by, the State Department of Assessments and Taxation of Maryland (the “Effective Time”) pursuant to the Maryland General Corporation Law (the “MGCL”), each two (2) shares of the Corporation’s common stock, $0.01 par value per share, issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of common stock, $0.01 par value per share, without any further action by the Corporation or the holder thereof, subject to the treatment of fractional shares as described below. Notwithstanding the immediately preceding sentence, no fractional shares will be issued in connection with the reverse stock split. A stockholder of record who otherwise would be entitled to receive fractional shares will be entitled to receive a cash payment from the Corporation’s transfer agent as soon as practicable after the Effective Time in an amount equal to such stockholder’s proportionate share of the total net proceeds of the sale of all fractional shares at the then-prevailing prices on the open market by the transfer agent.

SECOND: The total number of shares of stock which the Corporation has authority to issue remains 1,100,000,000 shares of capital stock, consisting of 1,000,000,000 shares of common stock, $0.01 par value per share, and 100,000,000 shares of preferred stock, $0.01 par value per shares. The aggregate par value of all authorized shares of stock having par value remains $11,000,000.

THIRD: The foregoing amendment was duly approved by the Board of Directors of the Corporation pursuant to Sections 2-309(e) and 2-605(a)(2) of the MGCL.

FOURTH: The preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms or conditions of redemption of any class or series of stock of the Corporation have not been changed by the foregoing amendment.

FIFTH: The undersigned Chief Executive Officer and President of the Corporation acknowledges these Articles of Amendment to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned Chief Executive Officer and President acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

Exhibit 3.1

IN WITNESS WHEREOF, NEWCASTLE INVESTMENT CORP. has caused these Articles of Amendment to be duly executed in its corporate name this 22nd day of October, 2014.

ATTEST:	NEWCASTLE INVESTMENT CORP.

/s/ Randal A. Nardone	By:	/s/ Kenneth M. Riis
Randal A. Nardone		Kenneth M. Riis
Secretary		Chief Executive Officer and President